UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated March 13, 2013

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel +27 11 562 9775
Mobile +27 82 971 9238 (SA)
Mobile +1 857 241 7127 (USA)
email Willie.Jacobsz@goldfields.co.za

Remmy Kawala
Tel +27 11 562 9844
Mobile +27 82 312 8692
email Remmy.Kawala@goldfields.co.za

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 83 260 9279
email Sven.Lunsche@goldfields.co.za

GOLD FIELDS BOARD CONFIRMS ONGOING INDEPENDENT INVESTIGATION OF BEE TRANSACTIONS

Johannesburg, South Africa, March 13, 2013: Gold Fields Limited (JSE, NYSE, NASDAQ, Dubai: GFI) today issued the following statement:

Gold Fields confirms that in December 2012, the Company, through the Social and Ethics Committee of its Board of Directors, commenced a thorough independent investigation concerning its Black Economic Empowerment (BEE) transactions. The Company took this action following press reports raising questions about those transactions.

The Board has engaged an independent, highly regarded international law firm, Paul, Weiss, Rifkind, Wharton & Garrison, LLP (Paul Weiss), with extensive experience in such matters, to undertake the investigation. The Board has directed Paul Weiss to determine the facts, and to provide recommendations to the Board. Gold Fields has also asked Paul Weiss to review the Company's relevant internal controls and to recommend any necessary improvements. Gold Fields will report further on this matter upon the conclusion of the investigation, which is being conducted with the full support of the board and senior management.

Gold Fields' fundamental values include acting with fairness, integrity, honesty, and transparency, and obeying the rules, regulations, and laws that govern it. Gold Fields' pursuit of this investigation reflects its commitment to strict compliance with the laws to which it is subject and to its Code of Ethics.

Gold Fields values and respects the services to the Company of its former Chair, Dr Mamphela Ramphele. During her tenure Dr Ramphele strongly supported the Board's decision to commission an independent investigation. Statements attributed in press reports yesterday to Dr Ramphele represent her own personal views.

Enquiries

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email : Sven.Lunsche@goldfields.co.za

ends

Directors: C A Carolus (Chair), N J Holland†** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah#, R Dañino*, A R Hill≠, D L Lazaro^, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea†, G M Wilson
†British, ≠Canadian, #Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Company Secretary: KE Robinson

Notes to editors

About Gold Fields

Gold Fields is a significant unhedged producer of gold with attributable annualised production of 2.1 million gold equivalent ounces from six operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects at resource development and feasibility level. Gold Fields International has total managed gold-equivalent Mineral Reserves of 64 million ounces and Mineral Resources of 155 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX). In February 2013, Gold Fields unbundled its KDC and Beatrix mines in South Africa into a separately listed company, Sibanye Gold.

Sponsor: J.P. Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 13 March 2013

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer